Mail Stop 4561

March 3, 2009

VIA USMAIL and FAX (213) 627-5979

Mr. Andrew Murray
Chief Financial Officer
Meruelo Maddux Properties, Inc.
761 Terminal Street, Building 1, Second Floor
Los Angeles, California 90021

> **Re:** **Meruelo Maddux Properties, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 31, 2008**
> **File No. 001-33262**

Dear Mr. Andrew Murray:

We have reviewed your response letter dated January 26, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Share-Based Compensation, page F-11

1. We read your response to comment four. It is unclear whether the illiquidity discount and the discount due to the risk related to the book-up requirement account for the expected volatility and the risk-free interest rate, respectively. Please advise or alternately confirm that volatility and risk free interest rate are not considered substantive characteristics of your LTIP units. Refer to paragraphs A11 and A18 of SFAS 123R.

Additionally, we note your disclosure on page F-11 and in Note 12. However, please confirm that in future filings you will include a clear explanation of the types of discounts taken and how they are necessary in assessing the value of your LTIP units, the specific discount rates and other assumptions used in your valuation model as required by paragraph 240(e) of SFAS 123R.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief